# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BROOKFIELD BUSINESS PARTNERS L.P., CIK 0001654795
CUSIP: G16234109
Title of class of securities: Limited Partnership Units
Address of issuer's principal executive offices: 73 Front Street, 5th Floor, Hamilton, Bermuda (D0), HM12
Date of event which requires filing of this statement: 12/23/2024
Amends the filing with accession number 0001104659-16-130298
Filed by CIK 0001001085
Persons authorized to receive notices and communications: Swati Mandava, Brookfield Corporation, Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario Canada (A6), M5J 2T3, 416-363-9491

## Reporting persons
- BROOKFIELD Corp /ON/ (CIK 0001001085): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 142,553,877; sole dispositive power 0; shared dispositive power 142,553,877; aggregate amount beneficially owned 142,553,877 (65.7% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, amounts for Brookfield Corporation ('BN') includes (i) 374,533 limited partnership units ('Units') of Brookfield Business Partners L.P. (the 'Issuer') and 51,599,716 redemption-exchange units ('REUs') of Brookfield Business L.P. ('Brookfield Business L.P.') beneficially owned (as applicable) by BNT BBU Holding LP ('Holding LP'), Brookfield Titan Holdings LP ('BTH'), and BPEG BN Holdings LP ('BPEG'), each subsidiaries of BN, and (ii) 25,227,971 Units and 18,105,751 REUs held by subsidiaries of Brookfield Wealth Solutions Ltd., a paired entity to BN ('BNT), as described in Item 4. This amount also includes 47,245,876 class A exchangeable subordinate voting shares (the 'BBUC exchangeable shares') of Brookfield Business Corporation ('BBUC') beneficially owned by BN and BNT.
  
  In reference to Row 13 above, as of September 30, 2024, there were approximately 74,281,766 Units outstanding. Percentage assumes that all of the outstanding REUs and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis). Assuming that only all of the REUs and BBUC exchangeable shares beneficially owned by BN are exchanged for Units (on a one-for-one basis), the percentage would be 74.5 percent.
- BAM Partners Trust (CIK 0001861643): type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 142,533,877; sole dispositive power 0; shared dispositive power 142,533,877; aggregate amount beneficially owned 142,533,877 (65.7% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes Units, REUs and BBUC exchangeable shares beneficially owned by BN.
  
  In reference to Row 13 above, as of September 30, 2024, there were approximately 74,281,766 Units outstanding. Percentage assumes that all of the outstanding REUs and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis). Assuming that only all of the REUs and BBUC exchangeable shares beneficially owned by BN are exchanged for Units (on a one-for-one basis), the percentage would be 74.5 percent.
- BNT BBU HOLDING LP: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 51,599,716; sole dispositive power 0; shared dispositive power 51,599,716; aggregate amount beneficially owned 51,599,716 (23.8% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes 51,599,716 REUs beneficially owned by Holding LP.
  
  In reference to Row 13 above, as of September 30, 2024, there were approximately 74,281,766 Units outstanding. Percentage assumes that all of the outstanding REUs and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis). Assuming no BBUC exchangeable shares and only REUs held by Holding LP are exchanged for Units, the percentage would be 41 percent.
- BPEG BN HOLDINGS LP: type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,656,047; sole dispositive power 0; shared dispositive power 3,656,047; aggregate amount beneficially owned 3,656,047 (1.7% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes 3,656,047 BBUC exchangeable shares owned by BPEG.
  
  In reference to Row 13 above, as of September 30, 2024, there were approximately 74,281,766 Units outstanding. Percentage assumes that all of the outstanding REUs and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis). Assuming only BBUC exchangeable shares held by BPEG are exchanged for Units, the percentage would be 4.7 percent.
- Brookfield Titan Holdings LP (CIK 0001703170): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 374,533; sole dispositive power 0; shared dispositive power 374,533; aggregate amount beneficially owned 374,533 (0.2% of the class)
  Comment: In reference to Row 13 above, as of September 30, 2024, there were approximately 74,281,766 Units outstanding. Percentage assumes that all of the outstanding REUs and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis). Assuming no REUs and no BBUC exchangeable shares are exchanged for Units (on a one-for-one basis), the percentage would be 0.5 percent.

## Item 1. Security and Issuer
Title of class of securities: Limited Partnership Units
Name of issuer: BROOKFIELD BUSINESS PARTNERS L.P.
Address of issuer's principal executive offices: 73 Front Street, 5th Floor, Hamilton, Bermuda (D0), HM12
Comment:
Explanatory Note:

This Amendment No. 6 (this 'Amendment No. 6') to Schedule 13D amends and supplements the Schedule 13D originally filed on June 30, 2016 (and as amended through Amendment No. 5 thereto, the 'Schedule 13D') to reflect, among other things, (i) the addition of BNT BBU Holding LP ('Holding LP') as a Reporting Person, (ii) the removal of Brookfield Private Equity Direct Investments Holdings LP ('BPED') as a Reporting Person and (iii) the transactions described in Item 4 and Item 6 of this Amendment 6.

Unless otherwise indicated, all references to '$' in this Schedule 13D are to U.S. dollars.

Information reported in the original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 6.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the original Schedule 13D is amended and supplemented as follows:

Holding LP shall be deemed a 'Reporting Person' for purposes of this Schedule 13D, as amended hereby. BPED is removed as a 'Reporting Person' for purposes of this Schedule 13D, as amended hereby.
Residence or business address:
Item 2(b) of the original Schedule 13D is amended and supplemented as follows:

Holding LP is a limited partnership formed under the laws of Bermuda. The general partner of Holding LP is Brookfield BBU GP Inc., a company organized under the laws of the Province of Ontario ('Holding LP GP'). The principal business address of Holding LP and Holding LP GP is 73 Front Street, 5th Floor, Hamilton HM12, Bermuda.

The principal business of Holding LP is to serve as a special purpose entity for the purposes of making investments, including in the Issuer. The principal business of Holding LP GP is to serve as a general partner of Holding LP.

Schedule I to this Amendment No. 6 sets forth the names of directors and executive officers of Holding LP GP, and their respective principal occupations, addresses and citizenships.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a 'group' within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly (the 'Joint Filing Agreement') is attached hereto as Exhibit 99.1.
Present principal occupation or employment:
Item 2(c) of the original Schedule 13D is amended and supplemented as follows:

The information set forth in Item 2(b) of this Schedule 13D is hereby incorporated herein by reference.
Criminal convictions in the last five years:
Item 2(d) of the original Schedule 13D is amended and supplemented as follows:

During the last five years, none of Reporting Persons and, to their respective knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the original Schedule 13D is amended and supplemented as follows:

The information set forth in Item 2(d) of this Schedule 13D is hereby incorporated herein by reference.
Citizenship:
Item 2(f) of the original Schedule 13D is amended and supplemented as follows:

The information set forth in Item 2(b) of this Schedule 13D is hereby incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 5(a) of this Schedule 13D is hereby incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the original Schedule 13D is hereby supplemented as follows:

On December 23, 2024, Holding LP, a subsidiary of BN, transferred 25,227,971 Units and 18,105,781 REUs it previously acquired from BN (collectively, the 'Subject Securities') to wholly-owned subsidiaries of BNT, a paired entity to BN. The Subject Securities were transferred pursuant to an in-kind distribution to a subsidiary of BNT, which prior to such transfer was a limited partner of Holding LP.

The Units (including Units issuable upon exchange of the REUs) so transferred are subject to the voting agreement between BN and BNT whereby BN and BNT agreed that all decisions to be made with respect to the voting of the Units held by BNT and its subsidiaries will be made jointly by mutual agreement of the applicable BNT subsidiary and BN. The foregoing description of the voting agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, a copy of which was attached as Exhibit 99.2 to Amendment No. 5 to Schedule 13D and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of Schedule 13D is hereby amended and restated as follows:

The information relating to the beneficial ownership of the Units by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto (including the footnotes thereto) is incorporated by reference herein. Except as otherwise noted in the footnotes to the cover pages hereto, the percentage of Units of the Issuer is based on an aggregate number of Units of 74,281,766 outstanding as of September 30, 2024 and assumes that all of the outstanding REUs and BBUC exchangeable shares are exchanged for Units (on a one-for-one basis) and includes (as applicable) Units, REUs and BBUC exchangeable beneficially owned by subsidiaries of BNT as described in Item 4 of this Amendment No. 6 and Item 4 of Amendment No. 5 and subject to the voting arrangements described in Item 4.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 5(a) of this Schedule 13D is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of Schedule 13D is hereby amended and restated as follows:

Other than the transactions described in Item 4 in this Amendment No. 6 or as previously reported in Amendment No. 5, there have been no transactions by the Reporting Persons in the Units during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of Schedule 13D is hereby supplemented as follows:

Holders of BBUC exchangeable shares are entitled to exchange their BBUC exchangeable shares for an equivalent number of Units (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BBUC) at any time. The Issuer may elect to satisfy BBUC's exchange obligation by acquiring such tendered BBUC exchangeable shares for an equivalent number of Units (subject to adjustment to reflect certain capital events) or its cash equivalent. On March 15, 2022, Wilmington Trust, National Association (the 'Rights Agent') and BN entered into the Rights Agreement (the 'Original Rights Agreement') pursuant to which BN has agreed that, until March 15, 2027, it will, under certain circumstances, satisfy, or cause to be satisfied, the obligations pursuant to BBUC's articles of incorporation to exchange BBUC exchangeable shares for Units or its cash equivalent. On December 23, 2024 the Rights Agent and BN entered into an amended and restated Rights Agreement (the 'Amended and Restated Rights Agreement'). The Amended and Restated Rights Agreement, among other things, amended the Rights Agreement such that the number of Units required to be held in the collateral account with the Rights Agent shall be reduced to the extent a holder of BBUC exchangeable shares agrees to waive the collateral account requirements with respect to the BBUC exchangeable shares owned by such holder. The foregoing summary of the Rights Agreement Amendment does not purport to be complete and, as such, is qualified in its entirety by the Rights Agreement Amendment set forth in Exhibit 99.2 hereto and incorporated in this Item 6 by reference. As of the date hereof, BN may deliver up to 72,954,449 Units to satisfy any exchange of BBUC exchangeable shares in accordance with the terms of the Amended and Restated Rights Agreement and BBUC's articles of incorporation.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement.
Exhibit 99.2 Amended and Restated Rights Agreement dated December 23, 2024.
Exhibit 99.3 Schedule I.

## Signatures
- BROOKFIELD Corp /ON/: /s/ Swati Mandava, Swati Mandava, Managing Director, Legal and Regulatory (12/27/2024)
- BAM Partners Trust: /s/ Kathy Sarpash, Kathy Sarpash, Secretary, BAM CLASS B PARTNERS INC., trustee to BAM PARTNERS TRUST (12/27/2024)
- BNT BBU HOLDING LP: /s/ A.J. Silber, A.J. Silber, Director, BROOKFIELD BBU GP INC., general partner of BNT BBU HOLDING LP (12/27/2024)
- BPEG BN HOLDINGS LP: /s/ A.J. Silber, A.J. Silber, Director, BROOKFIELD PRIVATE EQUITY INC., general partner of BPEG BN HOLDINGS LP (12/27/2024)
- Brookfield Titan Holdings LP: /s/ Ron Bloom, Ron Bloom, Managing Partner & Vice Chairman, TITAN CO-INVESTMENT GP, LLC, general partner of BROOKFIELD TITAN HOLDINGS LP (12/27/2024)